Type:  425
Sequence:  1
Description:  Business Combination Transaction

                                            Filed by Bell Atlantic Corporation
                                                (d/b/a Verizon Communications)
                         pursuant to Rule 425 under the Securities Act of 1933
                                                    Commission File No: 1-3053
                       Subject Company:  NorthPoint Communications Group, Inc.

On August 14, 2000, Bell Atlantic Corporation (d/b/a Verizon
Communications) used the following slide presentation in connection with meetings with analysts:




==============================================================================




                            VERIZON - NORTHPOINT

                          BROADBAND DSL LEADERSHIP

                              August 14, 2000



==============================================================================




SUMMARY OF DISCUSSION
==============================================================================
The combination of NorthPoint's and Verizon's complimentary DSL assets will create:

o        A " New" NorthPoint - a national DSL broadband leader
         - Immediate access to national consumer DSL capability with expanded market coverage
         - Capital investment provided through the merger will accelerate the continued expansion of DSL in new markets and jumpstart the delivery of broadband streaming media and telecom services to compete directly against cable
         - Critical scale and broad product set will attract ISP's, ASP's and content providers searching for a single national broadband access capability

o        A stronger Verizon
         -    Verizon retail channels will:
              o acquire immediate access to a national business DSL offering
              o expand market coverage enabling in region and out of region growth and brand recognition
              o gain a single partner with the scale and scope to accelerate broadband access deployment and implement next generation broadband delivery platforms
         - Verizon's investment will help meet our commitment to the FCC to expand into new markets

TRANSACTION DESCRIPTION
==============================================================================


                            [GRAPHICS OMITTED]





o Verizon transfers wholesale DSL business and substantial capital investment ($450 million Net Cash) to "New" NorthPoint
o     NorthPoint transfers all assets and employees to "New" NorthPoint
o     NorthPoint Shareholders receive $350M payout

==============================================================================




THE COMBINATION WILL BE A STRONG MARKET COMPETITOR
==============================================================================


    Verizon             NorthPoint              "New" NorthPoint
    -------             ----------              ----------------

-105 MSAs               -120 MSAs               -163 MSAs
-2,010 COs        +     -1,700 COs        =     -3,000 COs
-Product Offers         -Product Offers         -Product Offers
 - ADSL                  - IDSL, ADSL             - IDSL, ADSL, SDSL
                                                ->600k Lines in Service

(Note:  Estimates for year end 2000)


o Complimentary DSL Assets will accelerate both companies' entry into new markets
      o      NorthPoint contributes national business DSL offering in 120
             MSA's
      o      Verizon contributes national consumer DSL offering in 105
             MSA's
o "New" NorthPoint will have presence in 63% of the total MSA's nationally and will pass 60% of the US households
o     Positive operating impact will result from:
      o      Economies of scale and scope
      o      Consolidation of local network backbone facilities
      o Adoption of "Best in Class" IT systems, processes and suppliers

==============================================================================




GO-TO-MARKET MODEL
==============================================================================


                            [GRAPHICS OMITTED]


o Verizon Online purchases wholesale DSL product from NorthPoint on a preferred basis

o Verizon Online provides DSL powered by NorthPoint as part of its bundle of Internet Services

o     Verizon Online maintains customer relationship

            "New" NorthPoint leverages success of Verizon Online ISP, while
  ==> Verizon Online leverages "New" NorthPoint's national scale and broad product scope
==============================================================================




"TURNKEY" INTERNET SERVICES DELIVERY FRAMEWORK
==============================================================================


[Graphic illustrates a notional relationship between the Internet Service Providers, the IP Backbone, DSL Access and Local Network Infrastructure. It identifies providers of each type of service.]


==============================================================================




==============================================================================
RESIDENTIAL BROADBAND DEMAND: HIGH SPEED DATA (MILLION HOUSEHOLDS)
             BASE: PER MCKINSEY JANUARY 2000 BROADBAND REPORT*



                                                          Upside
                                        2000E*   2003E*   2003**
Demand Drivers
Total Households                        105.0    109.0    109.0
x PC Penetration                          51%      57%
--------------------------------------------------------------------
= PC Households                          54.0     62.6
x Online Penetration of PC Households     88%      97%
--------------------------------------------------------------------
= Total Online Households                47.3     62.5     69.8
Total Online Penetration of Households    45%      57%      64%
--------------------------------------------------------------------
x Penetration of Broadband                12%      36%      45%
= Total Broadband Households              5.9     22.4     31.4
--------------------------------------------------------------------
% DSL                                     29%      37%      50%
= Total Residential DSL Line Projection   1.7      8.3     15.7
--------------------------------------------------------------------
Verizon/"New NorthPoint" Residential Lines .5
Verizon Market Share of Residential DSL   29%

**Upside: Per Morgan Stanley May 2000 Broadband Report

            The combination of Verizon's consumer DSL assets and NorthPoint's
  ==> OOR presence allows the combined company to increase its share in the residential Broadband DSL market
==============================================================================

THE MERGER WILL ACCELERATE VERIZON'S OOR IMPLEMENTATION
==============================================================================
                            [ GRAPHICS OMITTED ]

NorthPoint's DSL assets will provide:

o  Collocation space              Expansion into Consumer ADSL product requires:
o  DSLAM's and ATM equipment          o  ADSL Equipped DSLAM
o  Regional Points of Presence  ==>   o  Modification to OSS's and operational
o  Local backbone facilities             processes
o  DLEC --> ILEC processes
o  OSS's



BUSINESS DSL MARKET
==============================================================================


[Graph Omitted, Presented in Table Form]

                      Business DSL Revenue By Product*
                      -------------------------------


                         2000      2001       2002       2003     2004
                         ----      ----       ----       ----     ----
Total                    0.5       1.7        2.9        4.3      5.8

Home-Office              0.1        .2         .4        0.7      1.2
LAN Access
119.8% CAGR

Branch-Branch            0.1       0.3        0.4        0.6      0.8
LAN Interconnection
75.9% CAGR

Business Internet        0.4       1.2        2.1        3.0      3.8
Access
75.9% CAGR

*In Billion Dollars
Source:  CSMG Research and Analysis

[Graph Omitted]

Graph illustrates Internet Infrastructure Service Revenue by Product, including Advanced Services, Business Portal (Transactions), Business Portal (Advertising), Web Hosting, Web Design, Web Strategy. The projected revenue is based on compounded annual growth rates of 112.6%, 88.2%, 78.6%, 68.1%, 61.8%, 14.2% respectively. The total annual revenue* for the years 2000 through 2004 are projected to be 7.3, 14.3, 24.2, 37.1 and 50.9 respectively.

*In Billion Dollars
Source:  CSMG Research and Analysis



Over the next 4 years

      o     Business DSL revenues will grow with a CAGR of 92%
      o     Business DSL revenues and margins are greater than residential DSL
      o Business DSL has significant pull-through revenues from value added IP Services

            Verizon's immediate access to a business DSL product will provide
  ==>       the speed to market necessary to better compete in this lucrative market.
==============================================================================




"NEW" NORTHPOINT MARKET STRATEGY
==============================================================================

o Become the leading national provider of Broadband DSL Access Services for the consumer and business markets
      -      Broadest footprint of any DSL provider
      -      Full suite of both ADSL and SDSL access products
o Deliver innovative network enhancements that will unleash the Internet's full potential and provide a superior alternative to Cable Services
      -      Video streaming
      -      Content/Application delivery
o     Provide industry leading service and support
      -      Electronic bonding for ISP's and ASP's
      -      Service level agreements

==============================================================================




VERIZON RETAIL STRATEGY
==============================================================================


o Become a leading retail provider of Broadband Internet Access Services to consumer, general business and enterprise customers
       - Stand-alone and in bundled voice/data/wireless/video solutions
       - Basic access and value-added content/e-commerce/application services

      The "New" NorthPoint will further enable Verizon to achieve our goal by:

o     Accelerating the availability of Business DSL products
o     Providing access to an Out-of-Region Consumer DSL offering
o     Enriching ability to deliver video streaming applications
==============================================================================

THE ADVANTAGES OF THE MERGER TO VERIZON
==============================================================================
o  Accelerates entry into national Business DSL Market
    - Greater revenues and margins per line
    - Tremendous value added potential (Web Hosting, Routers, etc.)
o  Expands Consumer DSL Footprint
    - Accelerates Verizon's drive to become a national broadband ISP
o  Accelerates return on capital investment Verizon would have expended to build a national business and consumer DSL platform
o Provides critical scale and broad product set to attract ISP's, ASP's and content providers searching for a single national broadband access capability
o  Provides International presence through NorthPoint's Joint Ventures in
   Europe and Canada
o  Helps Verizon meet its commitment to the FCC to expand into new markets
o Provides a public equity structure that is critical for raising capital, attracting talent and M&A
==============================================================================

NorthPoint Communications Group, Inc. and Verizon Communications will file a proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov.